Mail Stop 3561

August 21, 2008

Claudio Gianascio
President, Secretary, Treasurer and Director
Oranco, Inc.
1981 East 4800 South
Suite 110
Salt Lake City, UT 84117

>   **Re: Oranco, Inc.**
>   **Form 10-KSB/A for Fiscal Year Ended**
>   **December 31, 2007**
>   **Filed August 14, 2008**
>   **File No. 000-28181**

Dear Mr. Gianascio:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed below.

1.   We note the statement in your amended Form 10-KSB that you did not make any changes to your internal controls "subsequent to the Evaluation Date." In future filings, please disclose, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter, or the fourth fiscal quarter in the case of an annual report. See Item 308T(b) of Regulation S-K.

2.   We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, it is our view that failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, including a conclusion that the disclosure controls and procedures were not effective as of the end of the fiscal year.

Exhibits

3.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Damon Colbert, Staff Attorney, at (202) 551-3581 or me at (202) 551-3536 if you have questions regarding these comments.

Sincerely,

James Lopez
Legal Branch Chief